Filed pursuant to Rule 424(b)(3)
Registration No. 333-199498

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated April 21, 2015)

CORINDUS VASCULAR ROBOTICS, INC.

10,666,570 Shares of Common Stock

This prospectus supplement supplements and amends the prospectus dated April 21, 2015, relating to the resale by the selling stockholders named in the prospectus (the “Selling Stockholders”) of up to 10,666,570 shares of Common Stock, par value $0.0001 per share, of Corindus Vascular Robotics, Inc., a Nevada corporation (the “Company”) sold to the Selling Stockholders in connection with a private placement completed on September 16, 2014. The Selling Stockholders may sell all or a portion of these shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices, or at privately negotiated prices. The Company is not offering any shares of Common Stock for sale under this prospectus and will not receive any of the proceeds from the sale of the shares of Common Stock offered by the Selling Stockholders.

This prospectus supplement incorporates into our prospectus the information contained in our attached Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 27, 2015.

This prospectus supplement is not complete without, and may not be delivered or utilized in connection with the prospectus, including any supplements and amendments thereto. This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the prospectus, including any supplements and amendments thereto.

Investing in our common stock involves a high degree of risk. Before making any investment in our common stock, you should read and carefully consider matters discussed under the caption “Risk Factors” beginning on page 9 of the prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement is dated May 27, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 22, 2015

CORINDUS VASCULAR ROBOTICS, INC.

(Exact Name of Registrant as Specified in its Charter)

Nevada	333-176581	30-0687898
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

309 Waverley Oaks Rd., Suite 105

Waltham, MA 02452

(Address of Principal Executive Office) (Zip Code)

(508) 653-3335

Registrant’s telephone number, including area code:

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Employment Agreements

On May 22, 2015, Corindus Vascular Robotics, Inc. (the “Company”) entered into employment agreements with its President and Chief Executive Officer, David Handler, and its Senior Vice President and Chief Financial Officer, David W. Long. The new employment agreements supersede the previous employment agreement between Corindus, Inc. and Mr. Handler dated September 3, 2008, and prior written employment and compensation arrangements between Corindus and Mr. Long. The following summary of the material terms of the employment agreements with Mr. Handler and Mr. Long is qualified in its entirety by the full terms and conditions of these agreements, a copy of which is filed as Exhibits 10.1 and 10.2 hereto and is incorporated herein by reference. Except as specifically noted below, all summarized terms apply in the same manner to Mr. Handler and Mr. Long.

The employment agreements apply to their period of employment with the Company and its subsidiaries, including Corindus, Inc.

The employment agreements provide for the following compensation:

•	base salary of $325,000 to Mr. Handler and $275,000 to Mr. Long;

•	annual bonus opportunity of 100% of base salary for Mr. Handler and 50% of base salary for Mr. Long;

•	eligibility to participate in Company fringe benefit plans;

•	payment or reimbursement of certain business expenses; and

•	four (4) weeks paid vacation.

If the employment of Mr. Handler or Mr. Long is terminated by the Company without cause (as defined in his employment agreement), or Mr. Handler or Mr. Long terminates his employment with good reason (as defined in his employment agreement), the affected executive will be entitled to receive, conditioned upon his execution and delivery to the Company of a release in accordance with the terms of his employment agreement:

•	continued payment of his base salary for up to twelve months;

•	monthly payments towards COBRA coverage for the executive and his dependents for up to twelve months;

•	payment of one-twelfth of amount of annual bonus accrued on the Company’s books and records as of the end of the immediately preceding calendar quarter for twelve months; and

•	release from any restrictions in a lock-up agreement with respect to stock that may be acquired under existing stock options.

Continued payments of base salary and monthly payments towards COBRA coverage will be discontinued upon the executive securing employment or remunerative activity reasonably comparable to his duties under the employment agreement, but only with respect to a termination of employment prior to a change in control (as defined in his employment agreement).

All stock options held by the executive shall be fully vested in the event of a change in control. All other equity awards that may be granted by the Company to the executive will provide for accelerated vesting in the event of an employment termination entitling the executive to severance payments as described above that occurs on or within twelve months of a change in control.

While employed and for the 18-month period following the termination of employment, each of the executives has agreed not to compete with the Company and its subsidiaries or to solicit employees or customers of the Company or its subsidiaries. The executives have also has agreed, while employed by the Company and thereafter, to maintain the proprietary information of the Company and its subsidiaries in strict confidence. If an executive breaches any of the foregoing obligations in accordance with the terms and conditions of the employment agreement, he would forfeit his right to any severance payments and benefits to which he otherwise would be entitled.

All payments under the employment agreements and otherwise shall be subject to clawback policies that may be established by the Company from time to time.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Employment Agreement, dated May 22, 2015, between Corindus Vascular Robotics, Inc. and David M. Handler*

10.2	Employment Agreement, dated May 22, 2015, between Corindus Vascular Robotics, Inc. and David W. Long*

*	As filed as an exhibit to Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on May 26, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 27, 2015	CORINDUS VASCULAR ROBOTICS, INC.

		By:	/s/ David M. Handler
		Name:	David M. Handler
		Title:	Chief Executive Officer

CORINDUS VASCULAR ROBOTICS, INC.

10,666,570 Shares of Common Stock

PROSPECTUS SUPPLEMENT NO. 2

Dated May 27, 2015